UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-37983

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TechnipFMC Retirement Savings Plan
11740 Katy Freeway, Houston, Texas 77079

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TechnipFMC plc
One St. Paul’s Churchyard, London, EC4M 8AP, United Kingdom

Table of Contents

TECHNIPFMC RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the TechnipFMC Retirement Savings Plan

Opinion on the Financial Statements
We have audited the Statements of Net Assets Available for Benefits of the TechnipFMC Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplementary information of Schedule of Assets (Held at end of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

s/ McConnell & Jones LLP

We have served as the Plan’s auditors since 2010.

Houston, Texas
June 28, 2019

TECHNIPFMC RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2018	2017
Assets:
Investments:
Investments, at fair value	$1,024,235	$1,166,218
Investments, at contract value	67,915	64,172
Total investments	1,092,150	1,230,390
Notes receivable from participants	26,197	26,037
Receivables – Employee contributions	23	—
Receivables – Employer contributions	62	—
Total assets	1,118,432	1,256,427
Liabilities:
Accrued administrative expenses	30	156
Total liabilities	30	156
Net assets available for benefits	$1,118,402	$1,256,271
See accompanying notes to financial statements.

TECHNIPFMC RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
(In thousands)	2018	2017
Additions to Net Assets Available for Benefits:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(119,868)	$59,526
Interest and dividend income	16,314	18,948
Net investment income (loss)	(103,554)	78,474
Contributions:
Employee contributions	56,405	32,730
Employer contributions	45,480	32,275
Rollover contributions	4,683	2,357
Total contributions	106,568	67,362
Interest income on notes receivable from participants	1,317	874
Total additions	4,331	146,710
Deductions from Net Assets Available for Benefits:
Benefit distributions to participants	141,638	98,761
Administrative expenses	562	157
Total deductions	142,200	98,918
Net increase (decrease) prior to transfers	(137,869)	47,792
Transfers to the Plan (Note 1)	—	457,103
Net increase (decrease) in net assets available for benefits	(137,869)	504,895
Net assets available for benefits, beginning of year	1,256,271	751,376
Net assets available for benefits, end of year	$1,118,402	$1,256,271
See accompanying notes to financial statements.

TECHNIPFMC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the TechnipFMC Retirement Savings Plan (the “Plan”) provides general information. Refer to the Plan agreement, as amended, for a complete description of the Plan’s provisions.

(a)	General
The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is available to all eligible U.S. employees of TechnipFMC plc (“TechnipFMC” or the “Company”) who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the FMC Technologies, Inc. Employee Benefits Committee (“EBC”), acting on behalf of the Company as the Plan administrator.
On June 14, 2016, Technip S.A. (“Technip”) and FMC Technologies, Inc. (“FMC Technologies”) entered into a business combination agreement, as amended, in order to effect a strategic combination of their businesses through the following mergers:
(a)    the merger of Technip with and into the Company, in a cross-border merger by absorption, within the meaning of the Directive 2005/56/EC of the European Parliament and the Council of 26 October 2005 on cross-border mergers of limited liability companies, as amended, with the Company as the surviving entity (the “Technip Merger”); and
(b)    immediately thereafter, the merger of TechnipFMC US Merger Sub LLC, a Delaware limited liability company and, at the relevant time, a wholly-owned indirect subsidiary of the Company (“US Merger Sub”), with and into FMC Technologies, with FMC Technologies surviving as a wholly-owned indirect subsidiary of the Company (the “FMCTI Merger”, and together with the Technip Merger, the “Mergers”).
On January 16, 2017, the completion of the Mergers was effective. Technip shares were delisted from Euronext Paris, and FMC Technologies shares were delisted from the New York Stock Exchange and deregistered under the U.S. Securities Exchange Act of 1934. As a result of the Mergers, TechnipFMC plc (“TechnipFMC”) began trading on the New York Stock Exchange and Euronext Paris exchange under the symbol “FTI” and is now the ultimate parent company of FMC Technologies. Each share of FMC Technologies was exchanged for 1.0 ordinary share of the Company (the “FTI shares”).
In conjunction with the Merger, plan assets of the Technip USA, Inc. 401(k) Profit Sharing Plan (“Technip U.S. Plan”), Technip Umbilicals Inc. 401(k) Plan (“Technip Umbilicals Plan”), and Forsys Subsea Retirement Savings Plan (“Forsys Subsea Plan”) merged into the Plan effective December 29, 2017. As a result, the Plan’s name changed from FMC Technologies, Inc. Savings and Investment Plan to TechnipFMC Retirement Savings Plan.

(b)	Contributions
The Plan allows participants to contribute a percentage of their compensation to the Plan. Participants may elect to contribute up to 75% of their total eligible compensation on a pre-tax or an after-tax basis. Pre-tax contributions were subject to the limitation of $18,500 and $18,000 for 2018 and 2017, respectively, under the Code. In addition, active employees who attain age 50 or older during the year are eligible to make catch-up contributions to the prescribed limit. The limitation on the catch-up contribution was $6,000 for 2018 and 2017.
The Company makes matching contributions (“Company Safe Harbor Matching Contributions”) for all active participants, except for certain bargaining unit employees. The Company matches 100% of each nonunion participant’s contribution, up to the first 5% of eligible compensation. The nonelective contribution percentage is determined annually by the Company. The Company made nonelective contributions of 2% and 4% for all eligible participants during the years ended December 31, 2018 and 2017, respectively.

Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover contributions).
At December 31, 2018 and 2017, a total of 10,872 and 10,766 current and former employees participated in the Plan, respectively.

(c)	Trust and Recordkeeping
The Company and Fidelity Management Trust Company (the “Trustee”) established a trust for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options
Participants have the option of investing their contributions and the Company’s matching and nonelective contributions among one or all of the available investment options offered by the Plan. Generally, participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

(e)	Vesting
Participants are immediately vested in their elective contributions and Company Safe Harbor Matching Contributions, plus actual earnings thereon. Eligible participants become vested in any balance of their Company nonelective contributions upon three years of service (or age 55 if active, if earlier).

(f)	Payment of Benefits and Forfeitures
Upon termination of service, death, disability or attainment of age 59½, a participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s nonelective contributions to his or her account on the date of termination of employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2018 and 2017, forfeitures of $262,000 and $2,389,000, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2018 and 2017, were $2,138,000 and $1,477,000, respectively.

(g)	Administrative Expenses
Certain Plan administrative expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts while fees associated with self-directed brokerage accounts are paid by the participants. These investment-related expenses are included in net depreciation in fair value of investments. Certain other Plan expenses may be paid by the Plan from the forfeitures balance. Administrative expenses paid by the Company are excluded from these financial statements.

(h)	Withdrawals and Loans
Subject to income taxation and the Internal Revenue Service (“IRS”) penalties, the Plan allows participants to make in-service and hardship cash withdrawal of some or all of their vested account balances (including the balances of self-directed brokerage accounts). Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, minus the highest outstanding loan balance during the one-year period ending on the day before the loan is made, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, in general must be repaid over a time period not to exceed 60 months with exception if the participant uses the loan to purchase a primary residence. Loans bear interest at a reasonable rate as determined by the EBC. A participant may have no more than two loans outstanding at any one time.

(i)	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of the Plan and ERISA but has not expressed any intent to do so. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested.

(j)	Participant Accounts
A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings or losses and certain administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(k)	Transfers to the Plan
In conjunction with the Merger, plan assets of the Technip U.S. Plan, Technip Umbilicals Plan, Forsys Subsea Plan, and notes receivable from participants of $440,035,000, $9,853,000, $2,698,000, and $4,517,000, respectively, were merged into the Plan effective December 29, 2017, and are included in Transfers to the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits. There were no merged balances in 2018.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management of the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition
With the exception of the Plan’s fully benefit-responsive investment contracts that are valued at contract value, the Plan’s investments are stated at fair value. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains and losses on investments bought and sold during the year, and the unrealized gains and losses on investments held during the year. Expenses associated with the Plan’s investment portfolio are included in net depreciation in fair value of investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(d)	Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measure for fully benefit-responsive investments contracts because it is the amount participants normally would receive if they were to initiate permitted transactions. At December 31, 2018 and 2017, the Plan was invested in two stable value funds, the Fidelity Managed Income Portfolio Class 1 Fund (“Fidelity MIP Fund”) and the Fidelity Managed Income Portfolio II Class 2 Fund (“Fidelity MIP II Fund”). Underlying investments of both Fidelity MIP Fund and Fidelity MIP II Fund comprise of fully benefit-responsive investment contracts. The contract value of the Fidelity MIP Fund was $34,000 and $457,000 as of December 31, 2018 and

2017, respectively. The contract value of the Fidelity MIP II Fund was $67,881,000 and $63,715,000 as of December 31, 2018 and 2017, respectively. Both funds are managed income funds with an investment objective to preserve the principal investment while earning a high level of interest income. The funds seek to maintain a stable net asset value of $1 per share. The funds invest in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. There are currently no redemption restrictions on these investments.

(e)	Notes Receivable from Participants
Notes receivable from participants represents the unpaid principal balance plus any accrued but unpaid interest of participant loans. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses was recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit distribution is recorded.

(f)	Payment of Benefits
Benefit distributions to participants are recorded when paid.
NOTE 3. PARTY-IN-INTEREST TRANSACTIONS
The Trustee provides certain accounting and administrative services to the Plan for which approximately $718,000 and $125,000 of expenses were charged for the years ended December 31, 2018 and 2017, respectively. Certain Plan investments, amounting to $473,451,000 and $495,459,000 at December 31, 2018 and 2017, respectively, are units of funds managed by the Trustee.
Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.
A significant portion of the Plan’s assets were invested in ordinary shares of TechnipFMC (the “FTI Stock Fund”) at December 31, 2018 and 2017. At December 31, 2018 and 2017, the Plan held 3,228,123 FTI shares and 3,955,967 FMCTI shares, respectively, with fair value of $63,207,000 and $123,861,000, respectively, and a cost basis of $113,503,000 and $140,196,000, respectively. In March 2019, the FTI Stock Fund was removed from the Plan.
NOTE 4. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3: Unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques applied maximized the use of observable inputs and minimized the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock and ordinary shares: Valued at the closing price reported on the active market on which the securities are traded.
Interest bearing cash: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category comprises one fund: Fidelity Institutional Money Market Fund. This fund represents a money market fund with the investment objective to obtain a high level of current income with the preservation of principal and liquidity. The fund’s investment strategies include investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and investing more than 25% of total assets in the financial services industries. There are currently no redemption restrictions on these investments.
The amount invested in this fund is based upon a target approved by the EBC, but may vary on any given business day with the amount of cash awaiting investment and with participant activity such as contributions, redemptions and withdrawals in the FTI Stock Fund.
Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year-end.
The money market fund category included in registered investment companies comprises one fund: Fidelity Investments Money Market Government Portfolio Institutional Class. This fund is valued at net asset value, which approximates fair value. This portfolio represents a mutual fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities. There are currently no redemption restrictions on these investments.
Self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities comprising the brokerage accounts are traded.
Target date funds: Valued at the quoted market price of underlying investments held by the funds at year-end. The funds are custom strategy investment options comprising investments in the underlying core investment options of the Plan.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Assets measured at fair value were as follows:

	December 31, 2018				December 31, 2017
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Common stock	$63,207	$63,207	$—	$—	$123,861	$123,861	$—	$—
Interest bearing cash	776	—	776	—	3,695	—	3,695	—
Registered investment companies:
U.S. equity funds	377,697	377,697	—	—	416,411	416,411	—	—
International equity funds	64,541	64,541	—	—	76,256	76,256	—	—
Fixed income funds	68,719	68,719	—	—	73,320	73,320	—	—
Money market fund	40,304	—	40,304	—	36,538	—	36,538	—
Self-directed brokerage accounts	31,112	31,112	—	—	25,640	25,640	—	—
Target date funds	377,879	—	377,879	—	410,497	—	410,497	—
Total assets at fair value	$1,024,235	$605,276	$418,959	$—	$1,166,218	$715,488	$450,730	$—

NOTE 5. RISK AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 6. INCOME TAXES
The Plan obtained its latest determination letter on June 12, 2014, covering various amendments to the Plan, in which the IRS determined that the Plan and related trust, as then designed, was in compliance with the applicable requirements of the Code. Additional amendments to the Plan have been made and are not covered by the latest determination letter; however, the management of the Plan administrator and the Plan’s legal counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the management of the Plan administrator believes the Plan is qualified, and the related trust is tax-exempt as of December 31, 2018.
GAAP requires the management of the Plan administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is not more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The management of the Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress related to the Plan. The Plan is no longer subject to income tax examinations for years prior to 2015.
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets in the Form 5500 at December 31, 2018 and 2017:

	December 31,
(In thousands)	2018	2017
Net assets available for benefits per the financial statements	$1,118,402	$1,256,271
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(769)	(134)
Net assets per the Form 5500	$1,117,633	$1,256,137
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the changes in net assets available for benefits in the Form 5500 for the year ended December 31, 2018:

Year Ended December 31,
(In thousands)	2018
Net decrease in net assets available for benefits per financial statements	$(137,869)
Change in the adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(635)
Net decrease in net assets available for benefits in the Form 5500	$(138,504)

TECHNIPFMC RETIREMENT SAVINGS PLAN
EIN: 36-4412642 Plan Number: 002
Form 5500 Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2018
(In thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Payments are Included: [X]	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$182	$—	$—	$182	$182

TECHNIPFMC RETIREMENT SAVINGS PLAN
EIN: 36-4412642 Plan Number: 002
Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
(In thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	FTI Stock Fund	FTI Ordinary Shares	N/A	$63,207
*	Fidelity Institutional Money Market Fund	Interest-Bearing Cash	N/A	776
	Dimensional Fund Advisors U.S. Large Cap Value Portfolio	Large Cap Value Fund	N/A	24,906
	Congress Asset Mid Cap Growth Fund Institutional Class	Mid Cap Growth Fund	N/A	28,981
	Dimensional Fund Advisors U.S. Targeted Value Portfolio	Small Cap Value Fund	N/A	11,097
	Rice Hall James Small Cap Portfolio Institutional Class	Small Cap Equity Fund	N/A	8,815
*	Fidelity Blue Chip Growth K6 Fund	Blue Chip Companies Equity Fund	N/A	161,310
*	Fidelity Low-Priced Stock K6	Low-priced Stocks Fund	N/A	45,893
*	Fidelity Diversified International K6 Fund	International Equity Fund	N/A	48,586
	PIMCO Total Return Fund Institutional Class	Intermediate-Term Bond Fund	N/A	63,852
	Dreyfus International Bond Fund Class Y	Intermediate-Term Bond Fund	N/A	2,691
*	Fidelity 500 Index Fund	Index Fund invested in stocks included in the S&P 500 Index	N/A	83,990
	Vanguard Real Estate Index Fund	Index Fund designed to track the performance of the MSCI US Investable Market Real Estate 25/50 Transition Index	N/A	3,215
*	Fidelity Extended Market Index	Index Fund invested in Mid Cap and Small Cap Equity Fund	N/A	9,491
*	Fidelity Total International Index Fund	Index Fund invested in securities included in the MSCI ACWI (All Country World Index) ex USA Investable Market Index and in depository receipts representing securities included in the index.	N/A	15,955
	Vanguard Short-Term Inflation - Protected Securities Index Fund Institutional Shares	Index Fund designed to track the performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities (TIPS) 0-5 Year Index.	N/A	2,176
	FiduciaryVest Target Date Funds:
	Target Retire Income Fund	Asset allocation blended funds, which invest the available Plan investment options basing asset allocation on a target retirement date.	N/A	12,295
	Target Retire 2020 Fund		N/A	61,789
	Target Retire 2030 Fund		N/A	95,653
	Target Retire 2040 Fund		N/A	104,789
	Target Retire 2050 Fund		N/A	93,394
	Target Retire 2060 Fund		N/A	9,960
*	Managed Income Portfolio Class 1	Stable Value Fund – Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions.	N/A	33
*	Managed Income Portfolio II CL 2	Stable Value Fund – Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions.	N/A	67,113
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Money Market Fund	N/A	40,304
	Fidelity Brokerage Link	Self-directed brokerage account	N/A	31,112
				1,091,383
*	Notes receivable from Participants	Varying rates of interest ranging from 3.84% to 8.02% with varying maturity dates through November 2027		26,197
				$1,117,580
* Party-in-interest.
** Cost is not required for participant-directed funds.
See accompanying notes to financial statements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TECHNIPFMC RETIREMENT SAVINGS PLAN

	By:	FMC Technologies, Inc., as Plan Administrator

Date: June 28, 2019		/s/ Maryann T. Mannen
Maryann T. Mannen
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP)